

October 20, 2010

William E. McCracken
Chief Executive Officer
CA, Inc.
One CA Plaza
Islandia, NY 11749

   Re: CA, Inc.
     Form 10-K for the Fiscal Year Ended March 31, 2010
     Form 10-Q for the Quarterly Period Ended June 30, 2010
     File No. 001-09247

Dear Mr. McCracken:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

       Sincerely,

       Barbara C. Jacobs
       Assistant Director